

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2012

Via E-Mail
Paul Howarth, Chief Executive Officer
The Graystone Company, Inc.
2620 Regatta Drive, Ste 102
Las Vegas, NV 89128

> **Re: The Graystone Company, Inc.**
> **Preliminary Information Statement Filed on Schedule 14C**
> **Filed April 2, 2012**
> **File No. 000-54254**

Dear Mr. Howarth:

We have limited our review of your filing to those issues we have addressed in our comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

General

1. Please revise your information statement and amended certificate of incorporation to clarify whether your Class B Common Stock is also subject to a 400 to 1 reverse stock split. If your Class B Common Stock is not subject to the reverse stock split, your Class B Common stockholders will have over 99% of the voting power of your common stock. In those circumstances, you must provide clear disclosure of the consequences to Class A Common stockholders of the reverse stock split. Your revised disclosures should provide clear disclosure that the reverse stock split will concentrate voting control with your principal stockholders and management. Please revise to provide the disclosure required by Items 5, 12, and 13(a) of Schedule 14A.

2. Since a reverse stock split would appear to change the powers, preferences or special rights of the holders of Class A Common stockholders, please revise to clarify whether

Class A Common stockholders are entitled to a separate class vote under Section 242(b)(2) of the Delaware General Corporation Law or another provision of Delaware law. Also, consider whether you must solicit proxies to obtain any required class vote from holder of Class A shares. If so, file a preliminary Schedule 14A in connection with any solicitation of proxies from holders of Class A shares.

3.   You use the short citation of "Common Stock" to refer to "Class A Common Stock" in your stockholder letter and the first page of your information statement. However, you later use the term "Common Stock" to refer to both your Class A Common Stock and Class B Common stock or your common stock in general, such as the number of authorized shares of common stock. Please revise to clarify these inconsistencies and in each instance be clear in indicating whether you refer to Class A Common Stock, Class B Common Stock or both classes collectively.

Security Ownership of Certain Beneficial Owners and Management

4.   Please revise your beneficial ownership table to clarify the number of shares beneficially owned by your principal stockholders of your Class A Common Stock and in a separate column your Class B Common Stock. Your should also indicate in a separate column or by footnote, the voting power of Renard Properties, LLC and the WTL Group, Inc. based on their holdings of both Class A and Class B Common Stock. Please expand to show the effect of the proposed reverse stock split on the number of shares of each class and the number of votes to be held following the reverse split, with respect to each beneficial owner and group listed in the table. Additionally, show the percentage ownership computations for each class of securities separately. See Item 403(b) of Regulation S-K.

5.   Your beneficial ownership table appears incomplete. Please revise to include the holdings of your CEO, Paul Howarth. In addition, please revise to clarify the control person(s) holding investment and/or voting power over the shares held of record by Renard Properties, LLC and WTL Group, Inc. Your Form 10 filed March 23, 2011 indicates that the WTL Group, Inc. was owned by the family of your CFO Joseph Wade Mezey and Renard Properties was jointly owned by Messrs. Howarth and Mezey. If the voting or investment posers over the shares held of record by WTL Group.continue to be held by Mr. Mezey, those shares should be reported as beneficially owned by him, with a footnote to indicate the nature of the ownership.

Current Capitalization

6.   You refer to 5,000,000 authorized shares of preferred stock, of which 1,400,000 are issued and outstanding. Your later refer to preferred stock in your Reasons for Reverse Stock Split section. Please revise to clarify whether your reference to preferred stock is an erroneous reference to your Class B Common Stock.

Reasons for the Reverse Stock Split

7.   Please revise to provide specific disclosure of the anti-takeover effects of your reverse stock split of your Class A Common Stock to conform to the guidelines set forth in SEC Release No. 34-15230 (October 13, 1978), Disclosure in Proxy or Information Statements; Anti-Takeover or Similar Proposals. Your discussion should provide both a quantitative and qualitative discussion of the effect of the post-split concentration of voting power of your management that may insulate them from removal or enable them to frustrate transactions with above-market premiums that are favored by a majority of the stockholders.

8.   Please provide tabular disclosure of the number of Class A and Class B shares of common stock issued and outstanding both pre- and post-reverse stock split.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, the undersigned at (202) 551-3462 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,

                                        /s/ Mark P. Shuman

                                        Mark Shuman
                                        Branch Chief-Legal